Prospectus Supplement No. 2

(to Prospectus dated March 5, 2024)

Filed Pursuant to Rule 424(b)(3)

Registration Statement No. 333-275700

enGene Holdings Inc.

Up to 47,144,548 Common Shares and 6,386,589 Warrants to be Offered and Sold by Selling Holders

Up to 9,794,498 Common Shares Issuable Upon Exercise of Warrants

This prospectus supplement is being filed to update and supplement the information contained in the prospectus dated March 5, 2024 (the “Prospectus”), related to the offer and sale from time to time by the selling securityholders named in the prospectus (the “Selling Holders”) of up to: (i) 6,462,016 of our common shares, without par value (“Common Shares”) and 2,783,949 warrants to purchase Common Shares (“Warrants”) issued in connection with a 2023 PIPE financing and a Non-Redemption Agreement to certain investors; (ii) 14,295,943 Common Shares and 3,602,640 Warrants held by certain Selling Holders party to a Registration Rights Agreement, (iii) 6,386,589 Common Shares that may be obtained by the Selling Holders upon the exercise of the Warrants at an exercise price of $11.50 described in (i) and (ii) above, and (iv) 20,000,000 of our Common Shares issued for the consideration described below in connection with a 2024 PIPE financing.

This prospectus supplement updates the “Selling Holders” table of the Prospectus to reflect certain private transfers of registered Common Shares and Warrants from one named Selling Holder to another named Selling Holder. This prospectus supplement is not increasing the number of shares being offered under the Prospectus. The information set forth below has been provided by or on behalf of the Selling Holders listed below as of April 23, 2024.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our Common Shares and Warrants are listed on The Nasdaq Global Select Market (“Nasdaq”), under the symbols “ENGN” and “ENGNW,” respectively. On April 24, 2024, the closing price of our Common Shares was $14.75 and the closing price for our Warrants was $4.19.

We are an “emerging growth company” under federal securities laws and are subject to reduced public company reporting requirements. Investing in our Common Shares involves a high degree of risk. See the section entitled “Risk Factors” beginning on page 19 of the Prospectus and in any applicable prospectus supplement to read about factors you should consider before buying our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is April 25, 2024.

SELLING HOLDERS

The information in the table that appears under the caption “Selling Holders” of the Prospectus is modified by replacing the corresponding caption and the previous table row for each of (i) CHI IV Public Investments LP and (ii) Blue Owl Healthcare Opportunities IV Public Investments LP, as well as each such row’s corresponding footnote with the information stated below. For the avoidance of doubt, this prospectus supplement shall not be deemed to otherwise update or modify the contents of the Selling Holders table or related footnotes contained in the Prospectus, except for with respect to the two entities listed in the table below.

The modification described below does not increase the number of Common Shares or Warrants being offered under the Prospectus, but merely reflects the private transfer of all of the Common Shares and Warrants previously listed for CHI IV Public Investments LP on the Selling Holders table from CHI IV Public Investments LP to Blue Owl Healthcare Opportunities IV Public Investments LP. The information set forth below regarding this transfer has been provided by or on behalf of the Selling Holders listed below as of April 23, 2024.

We have based the percentage ownership prior to this offering on 43,373,451 Common Shares and 9,794,498 Warrants outstanding, in each case as of February 22, 2024.

Selling Holders	Acquisition of Securities	Common Shares Beneficially Owned Prior to this Offering		Shares Issuable Upon Exercise of Warrants	Warrants Beneficially Owned prior to this Offering		Number of Common Shares Registered for Sale Hereby	Number of Warrants Registered for Sale Hereby	Common Shares Beneficially Owned After the Offered Common Shares are Sold		Warrants Beneficially Owned After the Offered Warrants are Sold
		Shares	Percent		Warrant	Percent			Shares	Percent	Warrant	Percent
CHI IV Public Investments LP (6)	2023 PIPE Financing	—	—%	—	—	—%	—	—	—	—%	—	—%

Blue Owl Healthcare Opportunities IV Public Investments LP (16)	2024 PIPE Financing; Private Transfer from another Selling Holder	3,665,935	8.5%	475,077	475,077	3.7%	2,431,175	475,077	1,234,760	2.9%	—	—%

(6)

Effective as of March 27, 2024, all 1,131,175 Common Shares and 475,077 Warrants held by CHI IV Public Investments LP and registered for sale pursuant hereto were transferred to Blue Owl Healthcare Opportunities IV Public Investments LP. See Footnote No. 16 below for additional information.

(16)

Effective as of March 27, 2024, 1,131,175 Common Shares and 475,077 Warrants previously held by CHI IV Public Investments LP and registered for sale pursuant hereto were transferred to Blue Owl Healthcare Opportunities IV Public Investments LP, which increased (i) the number of Common Shares beneficially owned by Blue Owl Healthcare Opportunities IV Public Investments LP Common Shares from 2,534,760 to 3,665,935 Common Shares, (ii) the number of Common Shares registered for sale pursuant hereto by Blue Owl Healthcare Opportunities IV Public Investments LP from 1,300,000 to 2,431,175 and (iii) the number of Warrants registered for sale pursuant hereto by Blue Owl Healthcare Opportunities IV Public Investments LP from 0 to 475,077. The business address of Blue Owl Healthcare Opportunities IV Public Investments LP is 399 Park Avenue, Floor 37, New York, New York 10022.